December 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Rolf Sundwall David Irving

Re:	Akerna Corp. Amendment No.3 to Registration Statement on Form S-4 Filed October 16, 2023 File No. 333-271857

Ladies and Gentlemen,

Akerna Corp., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 20, 2023 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amendment No.4 to Registration Statement on Form S-4 (“Amendment No.4”) as filed with the Commission on the date hereof, marked against Amendment No.3 to Registration Statement on Form S-4 as filed with the Commission on December 8, 2023, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No.4.

Amendment No. 3 to Registration Statement on Form S-4

Questions and Answers About the Transactions

Why are Akerna and Gryphon proposing to merge?, page x

1.	We note your belief that the Merger will increase Gryphon’s “position as a leading net carbon neutral bitcoin miner.” Please revise, where applicable, to clarify what metric(s) you use, or will use, to determine that a company is a “leading” net carbon neutral bitcoin miner.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-4 where applicable in Amendment No. 4.

Gryphon’s Business

Master Services Agreement with Core, page 228

2.	Please revise to clarify whether Gryphon’s Order 1 under the Core MSA commencing August 31, 2021 includes any provisions regarding maintaining net carbon neutral status, as does its Order 2 commencing September 24, 2021, per your disclosure on page 228. In this regard, we note your disclosures elsewhere that “Gryphon currently uses 100% net carbon neutral energy as its power source” (e.g., pages 3 and 222). Please revise to clarify or advise, as appropriate.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 223, 230 and 236 of Amendment No. 4 to address the Staff’s comment. For clarification, Order 1 under the Core MSA does not have any provisions regarding the maintenance of net carbon neutral status. We have further revised disclosures to remove references of 100% carbon neutrality.

Gryphon Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

Breakeven Analysis, page 234

3.	Please refer to comment 2 and your revised disclosures. Please further revise your breakeven analysis to clarify whether and, if so, how the cost of purchasing mining equipment factors into your analysis. Additionally, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 237. In addition, the Company wants to clarify that the breakeven analysis is an operational metric that does not take capital expenditures into consideration. As previously noted, breakeven calculations only consider the operational costs such as electricity and hosting. The machines were originally financed primarily through equity capital raises and cash flows resulting from the sale of bitcoin generated by mining operations. As breakeven calculations are an operating cash flow metric, financing costs, which are part of cash flows from financing, are not considered. As of September 30, 2023, there are no financing agreements outstanding as it relates to the financing of the mining equipment.

Gryphon Digital Mining, Inc.

Notes to Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

Note 1 - Organization and Summary of Significant Accounting Policies

Digital Assets, page F-78

4.	We acknowledge your response to our prior comment 16 of our August 10, 2023 letter. Please revise your digital assets accounting policy to include a discussion of how your policy of classifying digital assets as current is consistent with the definition of current assets in ASC Topic 210-10-20. Specifically, please revise your accounting policy to state, if true, that digital assets are classified as current assets because you have a reasonable expectation that they will be realized in cash or sold or consumed during the normal operating cycle of your business.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-81 and F-116 of Amendment No. 4 to address the Staff’s comment.

Cyptocurrency mining, page F-80

5.	We note your response to prior comment 4. Please tell us, and revise your disclosure in your next amendment to specifically address the following concerning your mining revenue recognition under ASC 606:

●	We note that your contracts are terminable, “at any time by either party.” Please confirm if your contracts are terminable, “at any time by either party without cause and without penalty,” and include this specific disclosure in your next amendment, if true; See (a) below

●	Your consideration of whether each mining pool arrangement is a contract that is continuously renewed and, if so, tell us: See (b) below

o	Your consideration as to whether the duration of your contracts is less than 24 hours; (b)1
o	Whether the rate of payment remains the same upon renewal; and (b)2
o	Whether your customer’s option to renew represents a material right that represents a separate performance obligation as contemplated in ASC 606-10- 55-42; (b)3

●	We note that your performance obligation is, “providing computing power in digital asset transaction verification services.” Tell us your consideration for disclosing your performance obligation as, “the service of performing hash computations for the mining pool operator,” or something similar to more precisely and closely align with the promise in your contracts, and include this specific disclosure in your next amendment, if true; See (c) below

●	You disclose that the mining pool in which you participate utilizes the Full Pay Per Share (FPPS) payout method. We further note your disclosure on pages F-80 and F- 114 that, “you are entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives…for successfully adding a block to the blockchain,” which appears inconsistent with FPPS where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block. Confirm for us whether you are entitled to compensation whether or not the pool operator receives an award, and revise your disclosure for consistency throughout the Form S-4; See (d) below

●	Revise your disclosure to indicate how each component of your contract consideration under FPPS is calculated. In this regard, we note block rewards, transaction fees, and mining pool operating fees; and See (e) below

●	We are unable to reconcile your use of the lowest bitcoin price during the day ending midnight UTC with the requirement in ASC 606-10-32-21 to estimate the fair value of noncash consideration on the date of contract inception. Revise your policy to consistently select a single time within the date of contract inception or a simple average during that day. For all periods in your filing, tell us the impact on your revenue recognized by applying this revised policy and provide us your SAB 99 analysis as to whether any of these differences are material. See (f) below

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-83 and F-118 of Amendment No. 4 to address the Staff’s comment. In addition, the Company addresses the Staff’s comments as follows:

(a).	Regarding terminable contracts by any party, pursuant to section 11.b of the terms of service of Foundry Pool USA (https://foundryusapool.com/static/Foundry_USA_Pool_Terms_and_Conditions_revised_8_28_23.pdf), the Company’s access and usage rights to the pool may be terminated for any reason, without penalty, by either Foundry or the Company by providing one contract day’s prior written notice to the other party.

(b).	Regarding the continuous renewal, pursuant to section 11.a of the terms of service of Foundry Pool USA (https://foundryusapool.com/static/Foundry_USA_Pool_Terms_and_Conditions_revised_8_28_23.pdf), the Company’s access and usage rights to the pool and service shall commence upon completion of the client onboarding and shall automatically renew for a successive 24-hour period (00:00:00 UTC and 23:59:59 UTC) unless terminated in accordance with the terms set forth by the terms of service.

1.	The contract is for a continuous 24-hour period each day. The Company’s access and usage rights to the pool and service automatically renew for a successive 24-hour period (00:00:00 UTC and 23:59:59 UTC) unless terminated in accordance with the terms set forth by the terms of service. In exchange for performing hash computations for the mining pool, Gryphon is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues). Gryphon’s fractional share is based on the proportion of hash computations Gryphon performed for the mining pool operator to the total hash computations contributed by all mining pool participants in solving the current algorithm during the 24-hour period. Hashrate is the measure of the computational power per second used when mining. It is measured in units of hash per second, meaning how many calculations per second that can be performed. The consideration the Company will receive, comprised of block rewards, transaction fees less mining pool operator fees are aggregated in a sub-balance account held by the mining pool operator. That balance, due to the Company, is calculated by the mining pool operator based on the hashrate provided and hash computations completed by the Company for the mining pool from midnight-to-midnight (00:00:00 UTC and 23:59:59 UTC) UTC time, and a sub-account balance is credited one hour later at 1AM UTC time. The balance is then withdrawn to the Company’s whitelisted wallet address, once a day, between the hours of 9am to 5pm UTC time. The rate of payment occurs once per day, as long as the minimum payout threshold of 0.01 bitcoin has accumulated in the sub-account balance, in accordance with the mining pool operator’s terms of service.

2.	The rate of payment occurs once per day, as long as the minimum payout threshold of 0.01 bitcoin has accumulated in the sub-account balance, in accordance with the mining pool operator’s terms of service.

Please see https://pool-faq.foundrydigital.com/payouts and https://pool-faq.foundrydigital.com/what-are-the-minimum-payout-thresholds for more information.

3.	Pursuant to ASC 606-10-55-42, the Company assessed if the customer’s option to renew represented a material right that represents a separate performance obligation and noted the renewal is not a material right. The definition of a material right is a promise in a contract to provide goods or services to a customer at a price that is significantly lower than the stand-alone selling price of the good or service. The mining pool operator does not provide any discounts and as such there is no economic benefit to the customer and as such a separate performance obligation does not exist under 606-10-55-42. In addition, there are no options for renewal that is separately identifiable from other promises in the contract such as an ability to extend the contract at a reduced price.

(c).	The Company notes the Staff’s comment and will revise the disclosure to include the following: The performance obligation of the Bitcoin miner under the mining contracts with Foundry Pool USA involves the service of performing hash computations to facilitate the verification of digital asset transactions. The Company’s miners contribute computing power (ie. hashrate) that perform hash calculations to the mining pool operator, engaging in the process of validating and securing transactions through the generation of cryptographic hashes. The mining pool then utilizes a specific mining algorithm (e.g. SHA-256) to submit shares (proofs of work) to the mining pool’s server as they contribute to solving the cryptographic puzzles required to mine a block. The Company reviews and analyzes its individual pool performance using a dashboard provided by Foundry Pool USA that includes real-time statistics on hashrate, shares submitted and earnings. The service of performing hash computations in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing these services is the only performance obligation in the Company’s contracts with mining pool operators. The Company performs hash computations for one mining pool operator, Foundry USA. Foundry USA operates its pool on the Full Pay Per Share (FPPS) payout method. FPPS is a variant of the Pay Per Share (PPS) method, where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block.

(d).	The disclosure on pages F-80 and F-114 have been revised to remove reference to the comment “for successfully adding a block to the blockchain”. Pursuant to the Full Pay-Per Share (FPPS) methodology, the mining pool operator distributes payouts to miners based on their contribution to the pool’s total hash rate regardless of if a block is won. This provides more predictable and stable payouts for miners, as they receive compensation for their contributed hash rate regularly.

(e).	Foundry Pool does not disclose how each component of the Company’s contract consideration under FPPS is calculated however the Company has revised its disclosures to document the consideration received is comprised of block rewards, transaction fees less mining pool operator fees.

(f).	The Company notes the Staff’s comments and has revised their Accounting Policy. The digital assets are initially recorded at cost using the daily average trading price for the day calculated by averaging the daily open and daily close prices quoted on Coinbase, which is the active exchange that the Company has determined is its principal market for cryptocurrencies. The Company previously recorded its digital assets and the corresponding revenues for the years ended December 31, 2021 and 2022, three month period ending March 31, 2023 and three month period ending June 30, 2023 utilizing the daily low as quoted on Yahoo Finance which amalgamates the price from various exchanges.

As of July 1, 2023, the Company changed its accounting policy and recognized revenue utilizing the daily average instead of the daily low as reported by its principal market given the fact pattern that the contracts with the mining pool operators are continuously renewing every 24 hours with a static beginning and end point each day. The Company relied on guidance interpreted under ASC 606-10-25-27 through 25-30 and evaluated the contract with the mining pool operator, performance obligations involved, methodology for recognizing revenue over time, if applicable, criteria for satisfaction over time, historical volatility in daily quoted price, timing of receipt of consideration, specific facts and circumstances of the bitcoin blockchain as it relates to the continuous renewal every 24 hours and determined utilizing the daily open and daily low to arrive at a simple average (or “Daily Average”) was the most appropriate measurement for determining the fair market value of the consideration received for satisfaction of the contract every 24 hours. In completing the change in accounting policy, the Company completed a SAB 99 analysis to evaluate the materiality of any potential financial statement misstatements. Please find the attached SAB 99 analysis as an exhibit to this filing.

Costs of Revenues, page F-82

6.	You include mining pool fees in your cost of revenues. Please explain to us your consideration of whether fees paid to the mining pool operators should be considered payments to a customer and treated as a reduction of the transaction price/revenue. Refer to ASC 606-10-32-25 through 32-27

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-85 and F-119 of Amendment No. 4 to address the Staff’s comment.

ASC 606-10-32-25 through 32-27 in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) provides guidance on the consideration of whether fees paid to a mining pool operator should be considered payments to a customer and treated as a reduction of the transaction price or revenue. Gryphon’s management reviewed the standards and completed the following assessment.

Identifying the Customer: ASC 606-10-32-25 states that an entity should determine whether the counterparty to a contract is a customer. If the counterparty is a customer, the entity should apply the revenue recognition guidance to that contract. Under ASC 606-10-32-25, the Company identified the mining pool operator as the customer as the Company entered into a contractual agreement with the pool operator whereas the Company is to provide services in the form of contributing hashing power to the pool.

Mining Pool Operator as a Customer: As the Company has determined the mining pool operator to be a customer, any fees paid to the mining pool operator would be part of the transaction price of the contract. Any fees paid by the Company as a miner to the pool operator would be revenue earned by the pool operator, and the pool operator is treated as the customer.

Transaction Price: ASC 606-10-32-26 provides guidance on determining the transaction price. The Company considered the effects of variable consideration, constraints on variable consideration, the existence of a significant financing component in the contract, and non-cash consideration. The Company receives variable consideration given the variable nature of the amount of mining power (hashrate) contributed on a daily basis (24-hour period per recurring contract term). The Company completes an analytical procedure as part of its monthly close process to determine the reasonableness of consideration received. There are no significant financing components of the transaction or delays in the timing of payments from the customer to the Company, whereas the Company would need to adjust the transaction price for the time value of money. As the Company receives non-cash consideration, in the form of bitcoin, ASC 606-10-32-26 specifies that the Company should measure non-cash consideration at fair value. The fair value of the non-cash consideration would be included in the determination of the transaction price. The Company does not receive the gross amounts of bitcoin earned prior to the transaction fees deduction by the pool operator. As such, the consideration received is net or inclusive of the transaction fees incurred and charged by the customer (pool operator).

Variable Consideration: If the fees paid to the mining pool operator are variable, an entity should estimate the amount of consideration to which it will be entitled. This involves considering the likelihood and magnitude of a significant revenue reversal. ASC 606-10-32-26 emphasizes the need to assess whether there are constraints on variable consideration. In the instance where there is uncertainty about the amount of consideration, it is reasonable for the Company to consider a likelihood of a significant reversal of revenue. The Company reviews daily bitcoin rewards received and reviews various factors, such as mining difficulty, the price of bitcoin and the Company’s contribution to the pool operator. The Company estimates the amount of variable consideration the Company should receive and prepares a monthly workpaper documenting the difference in actual bitcoin rewards received vs. estimated bitcoin earned. For the nine-month period ending September 30, 2023, the Company received approximately 575.19 bitcoin. The Company expected to receive approximately 574.95 bitcoin based on the contributed hashrate generated as a percentage of the global hashrate given the electricity consumed and the miner fleet specifications resulting in a quantitative immaterial variance of 0.04% for the nine-month period. The Company assessed, given the pool operators payout methodology and the revenue reasonableness test completed by management, there does not exist a likelihood of a significant reversal of revenue.

Reduction of Transaction Price: ASC 606-10-32-27 states that an entity should reduce the transaction price for variable consideration only to the extent that it is probable that a significant revenue reversal will not occur when the uncertainty is subsequently resolved. The Company assessed various factors, identifying the variable consideration, estimating the variable consideration, considered constraints (although none existed such as performance metrics or targets), probability, documentation, regular review and monitoring of performance with open communication with pool operators combined with dashboard usage. Due to the Company utilizing Foundry Pool’s FPPS methodology and the previous mentioned factors, there was zero likelihood of a significant reversal of revenue as the Company receives payouts as a pool participant on a daily basis calculated from midnight-to-midnight UTC time, regardless of if the Pool Operator receives any block rewards.

In summary, fees paid to the mining pool operator are considered payments to a customer and treated as a reduction of the transaction price/revenue. The Company has carefully assessed the variable nature of these fees, considered the likelihood and magnitude of any potential adjustments, and documented that management has applied the revenue recognition guidance accordingly.

Should you have any further comments or questions about the amended draft Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AKERNA CORP.

By:	/s/ Jessica Billingsley
Jessica Billingsley
Chief Executive Officer

Date:	September 30, 2023

To:	Gryphon Mining - Accounting Files

From:	Sim Salzman, CFO

Reviewed by:	Rob Chang, CEO

Subject:	SAB 99 Analysis - Bitcoin Revenue Recognition

1.	Overview And Description of Issue

a.	Overview

2.	Accounting Analysis and Conclusion

a.	Relevant Guidance

b.	Documents Referenced
c.	Accounting Considerations

1.	Overview and Description of Issue

A.	Overview

Gryphon Digital Mining, Inc. (the “Company”) operates a digital asset (commonly referred to as cryptocurrency) mining operation using specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as “miners”) to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as “solving a block”) in exchange for cryptocurrency rewards (primarily Bitcoin). The service of performing hash computations in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing these services is the only performance obligation in the Company’s contracts with mining pool operators. The Company performs hash computations for one mining pool operator, Foundry USA. Foundry USA operates its pool on the Full Pay Per Share (FPPS) payout method. FPPS is a variant of the Pay Per Share (PPS) method, where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block.

Regardless of the pool’s success, the Company will receive consistent rewards based on the number of valid shares it contributes. The transaction consideration the Company receives is non-cash consideration, in the form of bitcoin. The Company measures the bitcoin at fair value on the date earned using the average price (calculated by averaging the daily open price and the daily close price) quoted by its Principal Market at the date the Company completed the service of performing hash computations for the mining pool operator. There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance. At the end of each 24-hour period (00:00:00 UTC and 23:59:59 UTC), there are no remaining performance obligations. By utilizing the average daily price of bitcoin on the date earned, the Company eliminates any differences that may arise due to the volatility in trading price between bitcoin and fiat currency during the period where the Company establishes and completes the contract. The consideration is all variable. There is no significant financing component in these transactions.

Digital assets or cryptocurrencies consist of Bitcoin, which were derived from the Company’s mining operations and are classified as current assets in the consolidated balance sheets. The Company accounts for digital assets as indefinite-lived intangible assets in accordance with ASC 350, Intangibles — Goodwill and Other. The digital assets are initially recorded at cost based on quoted prices (using the average trading price for the day calculated by averaging the daily open and daily close prices, or “daily average”) on the active exchange(s) that the Company has determined is its principal market for cryptocurrencies (Level 1 inputs) Coinbase (“Principal Market”).

1 - https://www.bitdegree.org/top-crypto-exchanges/coinbase#:~:text=Coinbase%20is%20a%20Centralized%20exchange,markets%20(cryptocurrency%20trading%20pairs)

2 - https://www.investopedia.com/best-crypto-exchanges-5071855#:~:text=Coinbase%20is%20our%20pick%20for,easy%2Dto%2Duse%20platform.

The Company previously recorded its digital assets and the corresponding revenues for the years ended December 31, 2021 and December 31, 2022, three month period ending March 31, 2023 and three month period ending June 30, 2023 utilizing the daily low as quoted on Yahoo Finance which amalgamates the price from various exchanges.

As of July 1, 2023, the Company changed its accounting policy and recognized revenue utilizing the daily average instead of the daily low as reported by its principal market, Coinbase, given the fact pattern that the contracts with the mining pool operators are continuously renewing every 24 hours with a static beginning and end point each day. The Company relied on guidance interpreted under ASC 606-10-25-27 through 25-30 and evaluated the contract with the mining pool operator, performance obligations involved, methodology for recognizing revenue over time, if applicable, criteria for satisfaction over time, historical volatility in daily quoted price, timing of receipt of consideration, specific facts and circumstances of the bitcoin blockchain as it relates to the continuous renewal every 24 hours and determined utilizing the daily open and daily low to arrive at a simple average (or “Daily Average”) was the most appropriate measurement for determining the fair market value of the consideration received for satisfaction of the contract every 24 hours. In completing the change in accounting policy, the Company completed the following SAB 99 analysis to evaluate the materiality of any potential financial statement misstatements.

2.	Accounting Analysis and Conclusion

A.	Relevant Guidance

●	FASB Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”)

●	Grant Thornton “Revenue from Contracts with customers”

●	EY Technical Line “Accounting for digital assets, including crypto assets”

●	AICPA Digital assets guide

1 - https://www.bitdegree.org/top-crypto-exchanges/coinbase#:~:text=Coinbase%20is%20a%20Centralized%20exchange,markets%20(cryptocurrency%20trading%20pairs)

2 - https://www.investopedia.com/best-crypto-exchanges-5071855#:~:text=Coinbase%20is%20our%20pick%20for,easy%2Dto%2Duse%20platform.

Date:	September 30, 2023

To:	Gryphon Mining - Accounting Files

From:	Sim Salzman, CFO

Reviewed by:	Rob Chang, CEO

Subject:	SAB 99 Analysis - Bitcoin Revenue Recognition

B.	(online) Documents Referenced

https://asc.fasb.org/1943274/2147479991

https://www.fasb.org/document/blob?fileName=Comparison_of_Topic_606_and_IFRS_15_FINAL.pdf

https://www.sec.gov/interps/account/sab99.htm

C.	Accounting Considerations

The Company completed the following steps while conducting the SAB 99 analysis as it relates to the change in accounting policy for revenue recognition.

1. Objective: The objective is to assess the materiality of using the daily low price of Bitcoin compared to using the average of the open and close prices per day for revenue recognition under ASC 606.

2. Quantitative Factors:

a. Daily Low Price per Yahoo Finance:

- Calculate the revenue for each day using the daily low price of Bitcoin per Yahoo Finance.

For the year ended December 31, 2021 – $3,711,000

For the year ended December 31, 2022 – $21,362,000

For the three month period ending March 31, 2023 – $4,717,285

For the three month period ending June 30, 2023 – $5,088,826

- Cumulative impact on revenue over the reporting period.

For the six month period ending June 30, 2023 – $9,806,111

b. Average of Open and Close Prices per Coinbase:

- Calculate the revenue for each day using the average of the open and close prices per Coinbase.

For the year ended December 31, 2021 – $3,724,000

For the year ended December 31, 2022 – $21,459,782

For the three month period ending March 31, 2023 – $4,801,655

For the three month period ending June 30, 2023 – $5,228,843

- Cumulative impact on revenue over the reporting period.

For the six month period ending June 30, 2023 – $10,030,498

1 - https://www.bitdegree.org/top-crypto-exchanges/coinbase#:~:text=Coinbase%20is%20a%20Centralized%20exchange,markets%20(cryptocurrency%20trading%20pairs)

2 - https://www.investopedia.com/best-crypto-exchanges-5071855#:~:text=Coinbase%20is%20our%20pick%20for,easy%2Dto%2Duse%20platform.

Date:	September 30, 2023

To:	Gryphon Mining - Accounting Files

From:	Sim Salzman, CFO

Reviewed by:	Rob Chang, CEO

Subject:	SAB 99 Analysis - Bitcoin Revenue Recognition

Quantitative Analysis

	Revenue
Period	Avg	Low	Change	%	TM for Period	Change > TM (Y/N)
Year Ending December 31, 2021	3,724,000	3,711,000	13,000	0.35%	185,550	N-Immaterial
Year Ending December 31, 2022	21,459,782	21,362,000	97,782	0.46%	1,068,100	N-Immaterial
Three Month Period Ending March 31, 2023	4,801,655	4,717,285	84,370	1.79%	242,000	N-Immaterial
Three Month Period Ending June 30, 2023	5,228,843	5,088,826	140,017	2.75%	248,150	N-Immaterial

	Income or (Loss) from Operation
Period	Avg	Low	Change	%	TM for Period	Change > TM (Y/N)
Year Ending December 31, 2021	(20,598,000)	(20,611,000)	13,000	-0.06%	185,550	N-Immaterial
Year Ending December 31, 2022	(16,466,218)	(16,564,000)	97,782	-0.59%	1,068,100	N-Immaterial
Three Month Period Ending March 31, 2023	(1,462,630)	(1,547,000)	84,370	-5.45%	242,000	N-Immaterial
Three Month Period Ending June 30, 2023	(2,543,983)	(2,684,000)	140,017	-5.22%	248,150	N-Immaterial

	Net Income or (Loss)
Period	Avg	Low	Change	%	TM for Period	Change > TM (Y/N)
Year Ending December 31, 2021	(22,097,000)	(22,110,000)	13,000	-0.06%	185,550	N-Immaterial
Year Ending December 31, 2022	3,633,782	3,536,000	97,782	2.77%	1,068,100	N-Immaterial
Three Month Period Ending March 31, 2023	(6,825,630)	(6,910,000)	84,370	-1.22%	242,000	N-Immaterial
Three Month Period Ending June 30, 2023	(2,482,983)	(2,623,000)	140,017	-5.34%	248,150	N-Immaterial

	Accumulated Deficit
Period	Avg	Low	Change	%	TM for Period	Change > TM (Y/N)
Year Ending December 31, 2021	(22,099,000)	(22,112,000)	13,000	-0.06%	185,550	N-Immaterial
Year Ending December 31, 2022	(18,465,218)	(18,576,000)	110,782	-0.60%	1,068,100	N-Immaterial
Six Months Ended June 30, 2023	(27,773,831)	(28,109,000)	335,169	-1.19%	490,150	N-Immaterial

	Digital Asset
Period	Avg	Low	Change	%	TM for Period	Change > TM (Y/N)
Year Ending December 31, 2021	6,000	6,000	-	0.00%	185,550	N-Immaterial
Year Ending December 31, 2022	6,738,000	6,746,000	(8,000)	-0.12%	1,068,100	N-Immaterial
Six Months Ended June 30, 2023	1,982,589	1,968,000	14,589	0.74%	490,150	N-Immaterial

	Total Current Asset
Period	Avg	Low	Change	%	TM for Period	Change > TM (Y/N)
Year Ending December 31, 2021	17,431,000	17,431,000	-	0.00%	185,550	N-Immaterial
Year Ending December 31, 2022	7,838,000	7,846,000	(8,000)	-0.10%	1,068,100	N-Immaterial
Six Months Ended June 30, 2023	4,056,589	4,042,000	14,589	0.36%	490,150	N-Immaterial

1 - https://www.bitdegree.org/top-crypto-exchanges/coinbase#:~:text=Coinbase%20is%20a%20Centralized%20exchange,markets%20(cryptocurrency%20trading%20pairs)

2 - https://www.investopedia.com/best-crypto-exchanges-5071855#:~:text=Coinbase%20is%20our%20pick%20for,easy%2Dto%2Duse%20platform.

Date:	September 30, 2023

To:	Gryphon Mining - Accounting Files

From:	Sim Salzman, CFO

Reviewed by:	Rob Chang, CEO

Subject:	SAB 99 Analysis - Bitcoin Revenue Recognition

Pursuant to SAB 99, materiality cannot be reduced to a specific percentage or numerical threshold. Instead, it encourages a qualitative analysis that considers both quantitative and qualitative factors when assessing the materiality of misstatements. These factors may include the nature of misstatement, its potential impact on financials statements, and the needs of reasonable financial statement users. Some industry’s may use quantitative benchmarks, such as percentage thresholds, however materiality judgements must take into account the unique characteristics of the Company, industry norms and professional judgement.

For the year ended December 31, 2021, using the daily low resulted in an understatement in revenues of $13,000 or 0.35%. For the year ended December 31, 2022, using the daily low resulted in an understatement in revenues of $97,782 or 0.46%. For the three month period ending March 31, 2023, using the daily low resulted in an understatement in revenues of $84,370 or 1.8%. For the three month period ending June 30, 2023, using the daily low resulted in an understatement in revenues of $140,017 or 2.8%. For the six month period ending June 30, 2023, using the daily low resulted in an understatement in revenues of $224,387 or 2.3%.

The Company reviewed the cumulative effects throughout the financial statements on its key performance indicators for each respective periods and noted there were no instances where the change was greater than the tolerable misstatement (“TM”) as documented in the calculation below for the reported key performance indicators (1) Mining Revenues, (2) Income (or Loss) from Operations, (3) Net Income (or Loss), (4) Accumulated Deficit, (5) Digital Assets and (6) Total Current Assets.

Due to the immaterial quantitative impact for the years ended December 31, 2021 and 2022 and for the three month period ending March 31, 2023, three month period ending June 30, 2023 and six month period ending June 30, 2023, the Company does not believe a material misstatement exists for any prior reporting periods on any key performance indicators.

3. Qualitative Factors:

In completing the SAB 99 analysis, the Company reviewed various qualitative factors such as technology and infrastructure, market liquidity, management expertise, consistency with market practices, environmental impact, volatility and market conditions.

a. Technology and Infrastructure:

-The Company assessed the quality and reliability of the Company’s mining hardware and noted the change between pricing methodologies would not impact the quality or reliability of the equipment. The Company notes that through the nine months ended September 30, 2023, the Company provided a reliable source of hash computations for the mining pool operator, evidenced by earning 575.19 BTC based on the hash computations solved by the mining fleet, while expecting to earn only 574.95 BTC based on estimates given the hashrate provided by the mining fleet during that period. Resulting in an immaterial variance of 0.04%.

b. Market Liquidity:

- The Company considered the liquidity and reliability of daily low prices per Yahoo versus the average of open and close prices per Coinbase and noted Yahoo is a price aggregator and not an active market, like Coinbase. Due to Coinbase ranking(1)(2) as one of the top two cryptocurrency exchanges with an average trading volume of approximately $875 million in 24 hours per bitdegree.org, along with its security and trust protocols in place, the Company believes Coinbase’s markets volume and liquidity provides more reliable pricing.

1 - https://www.bitdegree.org/top-crypto-exchanges/coinbase#:~:text=Coinbase%20is%20a%20Centralized%20exchange,markets%20(cryptocurrency%20trading%20pairs)

2 - https://www.investopedia.com/best-crypto-exchanges-5071855#:~:text=Coinbase%20is%20our%20pick%20for,easy%2Dto%2Duse%20platform.

c. Management Expertise:

-The Company’s management is comprised of individuals who have multiple years of experience in the cryptocurrency (bitcoin) industry as documented on page 259 of the S-4a.

d. Consistency with Market Practices:

- The Company evaluated whether using the daily low price or the average of open and close prices aligns with industry practices and expectations. The Company considered the following in determining to utilize the average of open and close prices:

●	Market Pricing Mechanism: In financial markets, the average of open and close prices is often used to smooth out short-term fluctuations and provide a representative price for a specific time period. Since each contract is for a continuously renewing 24 hour period that aligns with the principal markets open and close periods per day, using the average daily price for the fair value of the consideration received would be the most accurate indicator.

●	Fair Value and Standalone Selling Prices: Revenue recognition under ASC 606 emphasizes the determination of fair value, which may involve considering observable market prices, such as the daily low or high prices. The standalone selling prices of the performance obligations should be based on what the miner could sell the promised goods or services for separately in the market. As the Company typically sells its mined bitcoin in the same day as receipt (within 24 hours), the fair value assigned is the same as the standalone selling price.

●	Market Practices in Cryptocurrency: Cryptocurrency markets are known for their volatility, and the pricing mechanisms can be influenced by various factors. The use of specific pricing methodologies for revenue recognition may depend on industry norms, contractual terms, and the preferences of market participants. Given the 24 hour continuously renewing contract, the start and end points of the daily contract is aligned with the fair value or market price assigned.

●	Consistency with Contract Terms: The chosen revenue recognition method should align with the terms of the mining contracts and the economic substance of the transactions. Given the 24 hour continuously renewing contract, the start and end points of the daily contract is aligned with the fair value or market price assigned.

●	Professional Judgment and Disclosure: The Company believes given the fact pattern of the contract with the mining pool operator, the use of the average of open and close prices is deemed appropriate.

1 - https://www.bitdegree.org/top-crypto-exchanges/coinbase#:~:text=Coinbase%20is%20a%20Centralized%20exchange,markets%20(cryptocurrency%20trading%20pairs)

2 - https://www.investopedia.com/best-crypto-exchanges-5071855#:~:text=Coinbase%20is%20our%20pick%20for,easy%2Dto%2Duse%20platform.

Date:	September 30, 2023

To:	Gryphon Mining - Accounting Files

From:	Sim Salzman, CFO

Reviewed by:	Rob Chang, CEO

Subject:	SAB 99 Analysis - Bitcoin Revenue Recognition

e. Environmental Impact:

-The Company’s stance on environmental sustainability is one of its core competencies. The impact of its mining operations on energy consumption and carbon footprint is at the forefront of the Company’s mission statement. The Company’s mission is to create a net carbon neutral bitcoin miner. The company currently uses net carbon neutral energy in its power mix.

f. Volatility and Market Conditions:

- The Company considered the volatility of Bitcoin prices and how different pricing methods may impact the recognition of revenue, especially in varying market conditions. Given the high level of volatility of bitcoin on a daily basis, using the average of the open and close period on the same 24 hour period that the Company’s respective revenue is earned, smooths out the short-term impact of the price volatility each day.

4. Threshold for Materiality: The Company established a materiality threshold of approximately 5% of total mining revenues given the industry. Although materiality is a concept that requires professional judgement and GAAP does not mandate a specific percentage, the Company believes using 5% of total mining revenues is a practical guideline given the context of qualitative and quantitative factors for the Company operating in the cryptocurrency space.

5. Tolerable Misstatement (“TM”): The Company has taken the following steps in order to document if there exists a risk that the Company’s financial statements are materially misstated. The Company reviewed and assessed materiality, selected benchmarks (total mining revenue), determined a threshold of tolerable misstatement (total mining revenues for the period multiplied by 5%), considered cumulative effects for reporting periods and considered industry norms. Based on this analysis, the Company believes is has determined an acceptable tolerable misstatement level for each revenue recognition method, representing the acceptable level of misstatement without causing the financial statements to be materially misstated.

●	TM - For the year ended December 31, 2021 – $185,550 ($3,711,000 x 5%)

●	TM - For the year ended December 31, 2022 – $1,068,100 ($21,362,000 x 5%)

●	TM - For the three month period ending March 31, 2023 – $242,000 ($4,840,000 x 5%)

●	TM - For the three month period ending June 30, 2023 – $248,150 ($4,963,000 x 5%)

●	TM - For the six month period ending June 30, 2023 – $490,150 ($9,803,000 x 5%)

6. Communication with Stakeholders: The Company has engaged in open communication with stakeholders, including management, to discuss the implications of using different pricing methods and their potential impact on financial statement users.

7. Documentation: The Company believes it has thoroughly documented the rationale for choosing the average of open and close prices, including the factors considered, assumptions made, and the basis for concluding on materiality above.

8. Reassessment: The Company does not believe a reassessment of materiality is warranted throughout the reporting period, as there have not been any changes in market conditions, volatility, or other relevant factors.

Conclusion: After conducting a comprehensive SAB 99 analysis, the Company’s management believes utilizing the average of the open and close prices per Coinbase for revenue recognition under ASC 606 vs. between using the daily low price of Bitcoin is accurate based on a balanced consideration of quantitative and qualitative factors documented above. In addition, the Company believes there are no material misstatements (from a quantitative and qualitative perspective) presented in its key performance indicators for its financial statements for the periods ending December 31, 2022, March 31, 2023 or June 30, 2023.

1 - https://www.bitdegree.org/top-crypto-exchanges/coinbase#:~:text=Coinbase%20is%20a%20Centralized%20exchange,markets%20(cryptocurrency%20trading%20pairs)

2 - https://www.investopedia.com/best-crypto-exchanges-5071855#:~:text=Coinbase%20is%20our%20pick%20for,easy%2Dto%2Duse%20platform.